Exhibit 99.2
Cascades Inc.
404 Marie-Victorin Blvd., P.O. Box 30
Kingsey Falls (Québec)
Canada J0A 1B0
www.cascades.com
Telephone: 819 363-5100
Fax: 819 363-5155
Cascades to sell Dopaco to Reynolds Group for US$400 million in Cash
March 11, 2011 — Kingsey Falls, Quebec — Cascades Inc. (TSX: CAS), a leader in the recovery of recyclable materials and the manufacturing of green packaging and tissue paper products, announces that it has entered into an agreement for the sale of Dopaco Inc., its converting business for the quick-service restaurant industry, to Reynolds Group Holdings Limited for a cash consideration of US$400 million.
Net proceeds from the transaction will mainly be used to pay down Cascades’ debt. In connection with the transaction, Cascades will continue to supply boxboard to Dopaco, through a five year supply agreement.
Alain Lemaire, President and Chief Executive Officer of Cascades, said “While we have always considered our ownership in Dopaco to be a good investment, I am pleased to announce this transaction which unlocks significant value for our shareholders. In fact, this divestiture is part of our overall strategy to gain more financial flexibility and streamline our portfolio of assets to pursue the development of our core tissue, packaging and recovery operations. This is why the net proceeds will be used to reduce debt. Our improved balance sheet combined with the recent refinancing of our credit facility will allow us to position our asset base amongst the best in the industry in terms of productivity and profitability.”
The transaction is expected to close before the end of April 2011, subject to the satisfaction of customary conditions and regulatory approvals. “Cascades and Reynolds Group have made every effort to ensure the transfer of ownership will be seamless for the customers of Dopaco” added Alain Lemaire, President and Chief Executive Officer of Cascades.
Bank of America Merrill Lynch is acting as financial advisor to Cascades, and K&L Gates is acting as the legal advisor to Cascades.
For further details on the transaction, please refer to the investor presentation available at www.cascades.com/investors.
About Cascades
Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs close to 12,500 employees, who work in more than 100 units located in North America and Europe. Its management philosophy, its more than 45 years of experience in recycling and its continued efforts in research and development are strengths that enable Cascades to create new products for its customers. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.
About Dopaco
Dopaco Inc. is a leading manufacturer of cups and folding cartons for the quick-service restaurant and food service industries. It operates six plants (two in Ontario and four in the United States) and converts some 165,000 tonnes of boxboard a year.
About Reynolds Group Holdings Limited
Reynolds Group is a leading global manufacturer and supplier of consumer food and beverage packaging and storage products.
Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.

For further information:
Media
Hubert Bolduc
Vice-President, Communications and Public Affairs
514 912-3790
Investors
Didier Filion
Director, Investor relations
514 282-2697
Source:
Alain Lemaire
President and Chief Executive Officer